SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEOMEDIA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

640505301

(CUSIP Number)

Global Grid, LLC

10182 Culver Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640505301	SCHEDULE 13D/A	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Grid, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

* See Instructions

CUSIP No. 640505301	SCHEDULE 13D/A	PAGE 3 OF 6 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 640505301	SCHEDULE 13D/A	PAGE 4 OF 6 PAGES

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2012, as amended by Amendment No. 1 thereto, filed with the SEC on November 2, 2012, by Global Grid, LLC (“Global Grid”) and Dr. Patrick Soon-Shiong with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeoMedia Technologies, Inc., a Delaware corporation (the “Company”). Global Grid and Dr. Soon-Shiong are referred to collectively herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 2) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

This Schedule 13D is hereby amended to include the following information: the Reporting Persons have become aware that, due to issuances of Common Stock by the Company between August 6, 2012 and March 1, 2013, Global Grid’s ownership of Common Stock was diluted to the point that it ceased to be a beneficial owner of more than 5% of the outstanding Common Stock as of March 1, 2013. Accordingly, this Amendment No. 2 will constitute the final amendment to this Schedule 13D and an exit filing for each of the Reporting Persons. Subsequent to March 1, 2013, the Reporting Persons disposed of all of the shares of Common Stock beneficially owned by them.

CUSIP No. 640505301	SCHEDULE 13D/A	PAGE 5 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: August 22, 2014

GLOBAL GRID, LLC

By:	/s/ Charles N. Kenworthy
Its:	Manager

DR. PATRICK SOON-SHIONG

/s/ Dr. Patrick Soon-Shiong

CUSIP No. 640505301	SCHEDULE 13D/A	PAGE 6 OF 6 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 20, 2012, between Global Grid, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on March 21, 2012).